UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___N/A___.

SIGNATURES
Exhibit 99.1

Announcement of First Reference Price and
Closing of Shareholder Registry for Rights Offering
On July 22, 2009, KB Financial Group Inc. (“KB Financial Group”) announced the first reference price for the new common shares to be issued in connection with its rights offering (the “Rights Offering”) for 30 million new common shares of KB Financial Group, directly or in the form of American depositary shares. The first reference price and details relating to the determination thereof are set forth in KB Financial Group’s news release dated July 22, 2009, a copy of which is attached as Exhibit 99.1.
In addition, KB Financial Group will close its shareholder registry from July 28, 2009 to August 4, 2009 for the purpose of determining its shareholders of record as of July 27, 2009, the record date for the Rights Offering. In connection with the above, the transfer books for KB Financial Group’s American depositary share facility will also be closed for issuances and cancellation from the close of business on July 24, 2009 (New York time) through the close of business on August 4, 2009 (New York time).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 22, 2009	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO